SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     _______________________


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 13)


                         Bruno's, Inc.
                        (Name of Issuer)


                  Common Stock - $.01 Par Value
                 (Title of Class of Securities)


                          116881-10-3
                         (CUSIP Number)


          Check the following box if a fee is being paid with this statement [ ].


            (Cover Page continued on separate page.)

CUSIP Number    116881-10-3


1.   Name of Reporting Person:  Joseph S. Bruno

     Social Security Number of Reporting Person: ###-##-####

2.   Check the Appropriate Box if a Member of a Group:

     (a)
     (b)

3.   SEC Use Only:

4.   Citizenship or Place of Organization: United States citizen

     Number of      5.   Sole Voting Power: 37,082
     Shares Bene-
     ficially       6.   Shared Voting Power:  35,630
     Owned by
     Each           7.   Sole Dispositive Power: 37,082
     Reporting
     Person With    8.   Shared Dispositive Power:  35,630

9.   Aggregate Amount Beneficially Owned by Reporting Person:
     72,712 shares

10.  Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares: _____.

11.  Percent of Class Represented by Amount in Row 9:  .003%

12.  Type of Reporting Person: IN

Item 1(a) Name of Issuer: Bruno's, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:
          800 Lakeshore Parkway, Birmingham, AL 35213

Item 2(a) Name of Person Filing: Joseph S.  Bruno

Item 2(b) Address of Principal Business Office or Residence:
          800 Lakeshore Parkway, Birmingham, AL 35213

Item 2(c) Citizenship: United States Citizen

Item 2(d) Title of Class of Securities:
          Common Stock, $.01 Par Value

Item 2(e) CUSIP Number:  116881-10-3

Item 3    Not applicable.

Item 4    Ownership:

          (a)  Amount Beneficially Owned: 72,712 shares

          (b)  Percent of Class:  .003%

          (c) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5 Ownership of 5% or Less of a Class: Reporting Person currently owns less than 5% of a Class. The Company was merged with Crimson Acquisition Corp. on August 18, 1995, in a transaction pursuant to which approximately 97.16639% of the common stock of Bruno's owned by Reporting Person was converted to cash.

Item 6    Ownership of More than 5% on Behalf of Another Person:
          Not Applicable.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.  Not Applicable.

Item 8    Identification and Classification of Members of the
          Group.  Not Applicable.

Item 9    Notice of Dissolution of Group.  Not Applicable.

Item 10   Certification.

          Not Applicable

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                              09/08/95_______________________
                              (Date)

                              /s/ Joseph S. Bruno,
                                  by Benny M. LaRussa, Jr. under
                                  Power of Attorney
                              (Signature)

                              Joseph S. Bruno,
                              Chairman Emeritus
                              (Name and Title)